Exhibit 99.2

181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD FORECASTS 2012 COST SAVINGS WHILE REMAINING ON TRACK TO ACHIEVE KEY PRODUCTION TARGETS

TORONTO, ONTARIO — (Marketwire — June 13, 2012) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) (“Lake Shore Gold” or the “Company”) today announced plans to target a reduction in its 2012 capital spending program of $15 to $20 million while remaining on track to achieve its key production targets, including producing 85,000 to 100,000 ounces of gold in 2012 and achieving the production ramp up for the Timmins West Mine as outlined in the Preliminary Economic Assessment (“PEA”) released earlier this year. Cost reductions during the year are expected to come from lower expenditures and the deferral of some work at Timmins West Mine, changes to the timing of the Company’s mill expansion to be more aligned to the ramp up in mine production, and a reduction in planned exploration spending.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “In reviewing our 2012 business plans, we have identified a number of opportunities to reduce expenditures by realizing cost efficiencies and deferring work that is not essential in the near term. The changes we are making will allow us to reduce capital expenditures this year, while still achieving our key production targets. Looking at our 2012 production, we are in very good shape, having exceeded our target in the first quarter and, based on performance to date, the Company expects production at the upper half of our target range for the second quarter of 20,000 to 25,000 ounces.”

At Timmins West Mine, the Company expects to lower capital spending in 2012 by $5 to $10 million as a result of cost savings in underground development and deferral of non-critical capital programs that will not impact production guidance.

The timing for the ongoing Bell Creek Mill expansion, where significant industry-wide cost pressures for materials and contract labour are being experienced, is being revised to be more closely aligned with the expected increase in mine production. As a result, the Company now plans to incrementally expand the processing capacity at the mill to 2,500 tonnes per day during the fourth quarter of 2012, with the 3,000 tonne per day capacity to be achieved in 2013. The revised schedule supports the Company’s 2012 production targets as well as the production ramp up included in the Timmins West Mine PEA. According to the PEA, Timmins West Mine is expected to produce 130,000 ounces of gold in 2013, which equates to average mill throughput of approximately 2,300 tonnes per day, increasing to 160,000 ounces, or close to 3,000 tonnes per day, in 2014.

The Company expects that the total cost to complete the mill expansion will exceed the previous estimate included in the Timmins West Mine PEA of $61 million by potentially 10% to 25%. The Company plans to spend approximately $56 million in 2012, with the remaining costs for the expansion to be incurred in 2013.

Exploration activities are being reduced as the Company directs its capital to the development and production ramp up of Timmins West Mine. The surface exploration program for the year is being reduced to $10 million from the previous estimate of $15 million.  In-mine drilling previously estimated at $12 million is maintained with the focus on underground infill and definition drilling to increase resource confidence and expansion of reserves, as well as exploring for extensions and new discoveries at the Timmins West Mine.

Tony Makuch added: “Through our expenditure review, we are working to ensure that shareholder capital is invested as efficiently and effectively as possible. Looking at our mill expansion, we are going to manage our costs by taking advantage of the flexibility we have in terms of when additional milling capacity is required. If we focus solely on achieving the 130,000 ounces of production from Timmins West Mine in 2013 envisioned in the PEA, we could run the mill at 2,500 tonnes per day well into the second half of next year.

As of June 12, 2012, the Company had cash and cash equivalents of approximately $40 million, with an additional $10 million in gold bullion inventory. The Company is currently completing an agreement with Sprott Resource Lending Partnership for a credit facility of up to $70 million, including a $35 million gold loan and a $35 million standby line of credit. Closing of the credit facility is expected by the end of the week.

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and pursuing rapid growth through the successful exploration, development and operation of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in commercial production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill, which is being expanded to 3,000 tonnes per day from the current capacity of 2,000 tonnes per day. The Company continues to have an active drilling program aimed at supporting current operations and evaluating high-priority exploration targets around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Website: www.lsgold.com

Mark Utting

Vice President, Investor Relations

(416) 703-6298

Email: info@lsgold.com